FPL Group

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Entergy

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                             Transaction Overview


                   o    Tax-free, stock-for-stock transaction
Terms:             o    Each holder of FPL Group common stock will receive
                        1.00 share of the new holding company
                   o    Each holder of Entergy common stock will receive 0.585
                        of a share of the new holding company
                   o    Accounted for as a purchase

                   o    Total enterprise value of more than $27 billion;
                        market capitalization of $16.4 billion based on
Combined Company        closing stock prices on July 28, 2000
Financials:        o    The transaction will be immediately accretive to both
                        companies
                   o    Average annual earnings per share growth of 10% or
                        more

                   o    FPL Group and Entergy have authorized share repurchase
Share Buy-Back:         programs totaling $1 billion to be implemented prior
                        to the close of the merger. The programs ($570 million at FPL Group and $430 million at Entergy) include remaining authorizations from the companies' existing share repurchase programs

                   o    The newly combined company expects to pay a dividend
Dividend:               that is consistent with FPL Group's current dividend
                        policy. Based on FPL Group's current annual dividend of $2.16 per share, Entergy's shareholders would receive $1.26 per share on an as-converted basis compared to Entergy's current dividend of $1.20 per share

Synergies:         o    Annual synergies growing from $150 million to $275
                        million over the first few years after closing
                   o    Of the total, the regulated businesses should
                        realize annual cost savings of $110 million to $150 million, derived from eliminating duplicate corporate and administrative positions and programs, as well as procurement economies
                   o    The competitive businesses expect annual cost savings
                        and revenue enhancements of $40 million to $125 million
                   o    Additionally, the competitive businesses expect to
                        realize annual capital expenditure savings of $50 million to $100 million

                   o    James L. Broadhead, FPL Group Chairman and CEO, to
Management              become Chairman
& Board:           o    J. Wayne Leonard, Entergy CEO, to become President and
                        CEO
                   o    Board to consist of 15 members: 8 from FPL and 7 from
                        Entergy

Approval           o    Approval by shareholders of both companies
Process:           o    SEC, FERC, FCC, NRC, HSR
                   o    The completion of regulatory procedures in Arkansas,
                        Florida, Louisiana, Mississippi, Texas and the city of New Orleans
                   o    The companies' objective is to complete the
                        transaction within 15 months


                   o    Corporate headquarters will be located in Juno Beach,
Headquarters:           FL
                   o    Utility Group headquarters will be located in New
                        Orleans, LA
                   o    Each of the company's six utilities will continue to
                        maintain its headquarters at its present location